KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 11 - STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Units in millions; Dollars in millions except per unit amounts)

	Three Months Ended September 30,
	2012	2011
Weighted Average Number of Units Used in Computation of Limited Partners' Net Income (Loss) per Unit	356	331

Calculation of Limited Partners' interest in Net Loss
Amounts attributable to Kinder Morgan Energy Partners, L.P.:
Income from Continuing Operations	$509	$161
Less: Pre-acquisition earnings allocated to General Partner	(36)	—
Less: General Partner's remaining interest	(367)	(298)
Limited Partners' Interest	106	(137)
Add: Limited Partners' Interest in Discontinued Operations	(128)	54
Limited Partners' Interest in Net Loss	$(22)	$(83)

Limited Partners' Net Income (Loss) per Unit:
Income (Loss) from Continuing Operations	$0.30	$(0.41)
Income (Loss) from Discontinued Operations	$(0.36)	$0.16
Net Loss	$(0.06)	$(0.25)

	Nine Months Ended September 30,
	2012	2011
Weighted Average Number of Units Used in Computation of Limited Partners' Net Income (Loss) per Unit	345	323

Calculation of Limited Partners' interest in Net Loss
Amounts attributable to Kinder Morgan Energy Partners, L.P.:
Income from Continuing Operations	$1,400	$640
Less: Pre-acquisition earnings allocated to General Partner	(23)	—
Less: General Partner's remaining interest	(1,024)	(870)
Limited Partners' Interest	353	(230)
Add: Limited Partners' Interest in Discontinued Operations	(668)	142
Limited Partners' Interest in Net Loss	$(315)	$(88)

Limited Partners' Net Income (Loss) per Unit:
Income (Loss) from Continuing Operations	$1.02	$(0.71)
Income (Loss) from Discontinued Operations	$(1.93)	$0.44
Net Loss	$(0.91)	$(0.27)